INTRODUCTION/SAFE HARBOR DISCLAIMER

(Operator)

Good afternoon and welcome to Coachmen Industries, Inc. conference call.

All participants will be in a listen-only mode until the question and answer session of the conference call. This all is being recorded at the request of Coachmen Industries, Inc.  If anyone has any objections, you may disconnect at this time.

I would now like to introduce Mr. Tom Gehl, director of investor relations and communications for Coachmen Industries, Inc.  Mr. Gehl, you may proceed.

(Tom Gehl)

Thank you and welcome to this Coachmen conference call to review the Company’s agreement with Forest Rivers which was signed on November 20th 2008.

Before we start, let me offer the cautionary note that comments made during this conference call that are not historical facts, including those regarding future growth, corporate performance or products are forward-looking statements within the context of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.  Many factors could cause actual results to differ materially from those expressed in the forward-looking statements.  Information on the risks that could affect Coachmen’s results may be found in the Company’s recent filings with the SEC.  Comments made today represent management's views on December 1, 2008, and these views may change based on subsequent events and the risk factors detailed in the Company's public filings. Although these comments may be available for a period of time through the Company's website, the Company undertakes no obligation to update these comments during that period.  With that stated, I’ll turn the call over to Rick Lavers, our President and Chief Executive Officer.

(Rick Lavers)

The transaction we announced between Forest River and Coachmen may have caught some of you by surprise. Really, it shouldn’t have. The world changed in September.

If you have read the letter to our shareholders I posted on our Company website, under Investor Relations, you may already understand much of what we will cover today. The letter outlines the proposed transaction, and what it means for the future of our company.

It will also be sent with the proxy for the shareholder’s meeting to approve this transaction, which we intend to send out as soon as we have SEC approval of the proxy materials. We are hopeful to hold the shareholders’ meeting during the third week of December, before Christmas, but selection of the exact date must await approval of the proxy materials, which were submitted last week. The purpose of this call is to give more detail concerning the proposed transaction, explain why it is the best option for all our stakeholders, and provide our vision of the restructured company that will emerge. While the proxy materials will set forth in still greater detail all material information concerning this transaction, and we encourage you to read it, for some of our shareholders the volume, language and format of a proxy may be somewhat daunting. We have decided this is the most efficient way to provide a summary of the information in a different format to as many of our shareholders as possible so that you already understand the context of this transaction and what is at stake when you receive the proxy materials. This is important so that you can respond promptly in a relatively abbreviated timeframe. To the extent I can do so in compliance with fair disclosure laws, and as time permits, I will endeavor to talk individually with any of you who may wish to do so.

 Mike Terlep, the President of the RV Group, is not with us today. He is at the RVIA show at Louisville, where I will go tomorrow.

With us today are Colleen Zuhl, our Chief Financial Officer, Rick Bedell, President of the Housing Group, Todd Woelfer, our General Counsel, and of course, Tom Gehl, the Corporate Secretary. They will be available to answer questions at the end of the formal presentation.

Let me turn to it.

Let’s start with a basic premise. Coachmen Industries, Inc. is in business to make money. It is not in business to make RVs. Based on the performance of the past several years, you would be forgiven if you raised an eyebrow at those statements. However, the truth of the matter is that we have made a lot of RVs, but we have lost bucketloads of money in the process. In fact, over the last four years, from September 30, 2004 through September 30 2008, the Coachmen RV Group manufactured approximately 55 thousand recreational vehicles, but accumulated $121 million dollars in pre-tax losses.

In the meantime, our Housing Group posted modest profits and has been profitable throughout the first three quarters of 2008, and is expected to be profitable for the calendar year, in the midst of one of the worst housing slumps and the worst credit collapse in our nation’s history.

Moreover, the same contrast in the performance of these two groups is not a recent phenomenon. It is a long term trend.

Over the decade 1998 through 2007, the Housing Group provided $72 million in cumulative net profits, while the RV Group dragged with $ 32 million in cumulative net losses.

It is obviously too simplistic, but there is a kernel of truth in a Dilbert cartoon I once read.   Our engineer anti-hero said something like, “Business is simple. You figure out where you make the most money, and you invest there.” While we have certainly made money in the RV business in the past, over the past 10 years, the numbers speak eloquently.

Let me remind you of how we got to where we are. The Coachmen RV Group endured difficult times beginning with the sidewall issues that surfaced in 2005, which adversely impacted our sales volume, warranty costs and market share in 2006 and into 2007, and depleted our available cash reserves. We began 2008 in stormy economic waters. The nation’s housing markets were down, as were the markets for motorized RVs, which accounts for roughly 2/3 of our dollar volume in RV sales.  While we were cautious about the health of the economy, our company’s prospects were nonetheless promising if the economy did not enter deep recession.

We had radically trimmed our operating costs throughout 2007, resulting in dramatically reduced losses for our RV Group, and grounded on a strong performance by the Housing Group, we actually delivered the best first quarter at the bottom line that this company had posted in 9 years.

For the first several months of 2008, the RV Group garnered market share gains in Class C’s, Travel Trailers, Fifth Wheels and even Coachmen brand gas Class A’s. Although we incurred a modest net consolidated loss of $1.6 million through the second quarter, we reduced our losses year over year by 92%, on 22% fewer sales.

The economic environment deteriorated by mid-year. In response to skyrocketing gas prices and dropping consumer confidence, the Housing market continued its decline and the RV market plunged. The storm became a typhoon. RV competitors began steep, extraordinarily deep discounting, which in turn began to affect our RV sales and market shares. Stressed RV dealers experienced increasing pressure from their floor plan lenders to reduce inventory, which had an unforeseen consequence for Coachmen: our products that had been gaining market share, continued to retail – but contrary to normal business practices, dealers did not replace the product that was turning on their lots. Instead, many just capped their inventories. Their priorities became simple: reduce inventories, period. Whatever retailed accomplished that objective, and the dealers were in no hurry to replace what sold.

We also began to experience some RV dealer failures, and the financial impact of redistributing their inventories at a discount.  More and more RV manufacturers began to fail, which threw additional RV inventory into the market at auction prices. Our lenders revised the formulas by which they valued our assets, reducing our capital availability at the same time our RV revenues were pressured by these market developments. In response, we further cut our costs, increased our discounts and incentives to convert our RV finished goods to cash, and curtailed building of open inventory. This quickly eroded the RV margins we had worked so hard to rebuild, but still, we felt we would be able to ride out the storm.

Then, in September, the world abruptly changed. In the midst of the typhoon, the sub-prime credit crisis erupted, and a tsunami quickly engulfed the entire world’s economy. As investment banks and other financial institutions began to fail, we began to receive demands for additional security for bonds critical to our business operations. AIG sought its first $85 billion bailout. Now in retrospect, in comparison to subsequent bailouts that amount does not even seem all that large! One of our own primary banks, the Royal Bank of Scotland, was nationalized. The credit markets dried up, at all levels. Asset based lenders declined to lend on any illiquid assets. Lenders began dropping out of the RV market. Formerly easily qualified consumers could no longer obtain financing to purchase RVs. Dealers for whose orders we had built product issued their PO’s, but floor plan approval never materialized.

The coup de grace was our primary floor planner’s announcement that it would not finance anything but retail sold units until 2009, except under extraordinary and very limited, but unspecified, circumstances.

When there is no credit, there are no RV sales, at wholesale or at retail.

We must confront the brutal realities of our situation. Even though we have fulfilled the commitments we made, executed to our plan, and reduced costs beyond our own expectations, as the RV markets have continued to dissolve beneath us, our capital availability has come under increasing pressure due to continued losses in the RV business. It is our judgment that the RV markets are not going to significantly improve any time soon. While our balance sheet remains strong, it is laden with illiquid assets. Converting illiquid assets to cash to operate our businesses has become increasingly difficult. Despite achieving positive cash flow from operations in the third quarter and again in October, as we go into the traditionally slow winter months in these market conditions, we can foresee the distinct possibility that a dire cash crunch may develop.

After running numerous scenarios based on different financial assumptions, we conclude it is going to be extremely difficult, to say the least, for Coachmen to make money in the RV business for the next year, if not longer.

This conclusion is personally very difficult and frustrating for this management team, as we are still convinced that we have brought to the RV market precisely the right product – but it is often said that timing is everything.

On the other hand, at the same time we have demonstrated that we can make money in the housing market, even under atrocious conditions.

To assist us in evaluation of our strategic alternatives, the company engaged the respected investment bankers at Robert W. Baird. The proxy materials set forth the process they guided us through in some detail. Suffice to say, the Board of Directors considered every reasonable alternative and the result is the proposed transaction with Forest River. It is our considered judgment that not only is it a very good deal in the circumstances, but it is good for every stakeholder.

Forest River and Coachmen share synergies that will help the combined companies. According to Forest River, the price is “more than they want to pay and less than Coachmen wants.” It will result in the transfer of our RV Business to one of the largest and most profitable RV companies, clearly in the best interests of our RV customers, our dealers and suppliers.

It retains the employment of many of our RV Group employees, which is indisputably in their best interests, and it keeps the headquarters of a financially sound company in Indiana, certainly in the best interest of the communities where we operate.

But most importantly to this audience, it is without a doubt in the very best interests of our shareholders. The cash derived from this transaction will result in a financially sound restructured company, with its emerging businesses well capitalized, and with the operating liabilities of the RV Group settled, and its contingent liabilities minimized and encapsulated.

Based on October 31, 2008 numbers, the last completed month for which we have complete, if as yet unaudited figures, the transaction may be summarized as follows:
•
Forest River will acquire the real estate, fixed assets and equipment used in our traditional RV business located at Coachmen’s main Middlebury, Indiana manufacturing complex, the Viking manufacturing facility in Centreville, Michigan, and our Michiana Easy Livin’ RV dealership located in Elkhart, Indiana, at  net book value, totaling approximately $ 11 million dollars.

•
Forest River will acquire the Group’s finished goods, work in process, and raw material inventory as of the closing date according to agreed formulas. that would result in approximately $ 27 million dollars. Naturally, this number will vary according to operations between October 31 and closing.

•	Forest River will pay for 100% of the Group’s accounts receivable, $4 million at October 31, subject to a repurchase obligation of uncollected amounts after 45 days.
•
An escrow account in the amount of $10 million will be established to satisfy contingent liabilities, an amount significantly more than current reserves based upon actual experience, including RV warranty obligations and potential “dealer buy backs.”

•
This results in a gross estimated price of $ 42 million, cash at closing, or approximately $2.66_per share, at a time when shares have been trading for less than $1. Of course, this is a gross, not a net number, but we expect to realize roughly $20 million in new operating capital after satisfaction of the RV Group’s estimated liabilities.

It is also extremely important to recognize that there are no financing contingencies to this transaction. Upon shareholder approval, it will close. This is extraordinarily important in today’s financial environment.

In addition, Forest River will offer employment to virtually all of the sales staff and most production workers, as well as some members of management, at these three locations.

The restructured Coachmen Industries, Inc. will retain:
•	The entire, profitable Housing Group.
•	The ARBOC Mobility bus joint venture, projected to provide tens of millions of sales in 2009, which will form the building block for a specialty vehicle business.
•
Two of our newest and best manufacturing plants, at the “North Complex” on 40 acres adjacent to the Indiana toll road (Interstate 80/90) at the Middlebury interchange, and the manufacturing and service facilities in Fitzgerald, Georgia, as well as the leaseholds in Chino, California and our parts warehouse in Elkhart.

•	The right to use the trademark “Coachmen” outside of the traditional RV business.
•
All of our properties currently held for sale, including but not limited to the old corporate headquarters in Elkhart, the housing manufacturing plant in Zanesville, Ohio, open farmland in Indiana and the developmental property in Pigeon Forge, Tennessee.

•	Cash, cash equivalents, receivables for sale of the Prodesign companies and the RV paint facility.
•	The much discussed life insurance policies that were used to strategically provide working capital in 2007 and 2008, with a total face value exceeding $100 million.
•	Contingent recoveries from pending litigation, including the multi-million dollar claim arising from the 2005-07 sidewall debacle, and
•	Over $47 million in tax loss carry forwards.

In summary, based on October 31, 2008 numbers, we estimate this transaction will result in a capital infusion to Coachmen of approximately $42 million at closing. This is more than five (5) times the market capitalization for the entire company the day before this transaction was announced! After satisfaction of estimated RV Group liabilities, it should provide approximately $ 20 million in working capital to operate and grow the restructured company’s businesses.

Based on our current projections, the newly restructured Company could be profitable as soon as the first quarter of 2009. The Housing Group has over $100 million dollars of identified major project opportunities it is currently pursuing that could result in construction beginning in the first quarter. Housing Group profitability will depend on landing a fraction of those opportunities and on maintaining a modest level of sales in our traditional housing business, similar to the levels we achieved in 2008.  We also plan on beginning to ship ARBOC Mobility buses in increased quantities in the first quarter.

As announced this morning, we have completed the prototypes of the complete ARBOC product line, and we expect to finish Altoona testing before year end, a pre-requisite to sales in the public sector.

Going forward, the specialty buses will not stand alone: we have other non-RV vehicles in mind. We intend to leverage our extensive vehicle manufacturing know-how and assets by growing our incipient specialty vehicle business. Further, although the details remain to be worked out, it appears we will retain the option to follow up on the RV opportunity we created in China, using RVs manufactured by Coachmen and Forest River.

The businesses of the restructured Coachmen Industries will be much, much less capital intensive than the RV business. In addition, because of our vastly improved financial profile, if we close on the sale of the RV Group, our lead bank has indicated to us that it will work with us to restructure our credit lines to fit the needs of the restructured company.

Further, we believe we will once again have the ability to attract capital either in the form of equity and/or long term debt if desired.

If we proceed with such options, it will be to more rapidly grow our housing business, either through the geographic expansion we have desired but postponed for quite a long time – which will also enhance our ability to win more major project contracts by eliminating prohibitive freight costs - or through the expansion of our “Home Stores” - which have demonstrated our ability to capture more of the profit margin available in the complete home sale transaction – or both.

We will also increase and intensify exploitation of  the advantages that we have created with over one million square feet of built Silver level LEEDs construction, the future-is-now home on exhibit at the Museum of Science and Industry, our newly introduced Solar Village “green” residential series, and our exclusive positions in several sustainable building processes and products. This transaction will enable us to more rapidly complete the repositioning our systems built housing group as the recognized leader in “green and wired” residential construction.

Despite a proud 44 year heritage as an “RV company”, the time has come for Coachmen Industries to exit the RV manufacturing business. This a conscious decision to exit a segment suffering from terrible business conditions, at a time when it is clearly undesirable to be in that segment for at least the next two years. Our management challenges will be simplified, as we will shed the continuous losses of our struggling RV Group and be able to concentrate our resources on more profitable endeavors.

We will derive sufficient value from the RV business to emerge as a profitable, adequately capitalized systems-built housing company, supported by a growing specialty vehicle business, with the ability to attract more capital if and as desired.

The recommendation of senior management to sell the RV Group in this transaction was unanimous, including the President of our RV Group. After extensive review of all the alternatives, the Board of Directors unanimously approved the transaction.

I strongly recommend approval of the sale of the assets of the Coachmen RV Group to Forest River, not just as prudent, and not as our only option, but as a manifest opportunity to regain respectable profitability much sooner, and absolutely in the best interests of our employees, our customers, our suppliers and business partners, our communities and our shareholders.

We will now be happy to entertain your questions.